July 21, 2010

Mr. Lyn Shenk

Branch Chief

Division of Corporate Finance

Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549-3561

RE:	PACCAR Inc
Form 10-K for the Year Ended December 31, 2009
Form 10-Q for the Quarterly Period Ended March 31, 2010
Schedule 14A filed March 10, 2010
File Number: 001-14817

Dear Mr. Shenk:

This letter is in response to the SEC Staff’s comments set forth in your letter dated June 9, 2010, regarding PACCAR Inc’s Form 10-K for the year ended December 31, 2009, Form 10-Q for the quarter ended March 31, 2010 and Schedule 14A filed March 10, 2010. For convenience, each of your letter’s comments has been reproduced in italics.

Form 10-K for the Year Ended December 31, 2009

Item 2. Properties, page 7

1.	So that we and investors may have a better understanding of your operations and results, please provide us with and disclose a table that reconciles the beginning and end of year number of trucks you own on operating lease to others for each year presented. The reconciliation should include a line corresponding to each major category of change, for example, additions, sold, disposed other than by sale, etc.

Response:

As required by Item 102 of Regulation S-K, the Company has stated the location and general character of its properties which are principal to its operations, including all manufacturing facilities as well as research and product development facilities.

The Company measures its equipment on operating leases (“EOLs”) based on the dollar amount of the portfolio, not the number of units in the portfolio. Information which provides investors with an understanding of the Company’s EOLs is disclosed in the Critical Accounting Policy section of Management’s Discussion and Analysis (“MD&A”), in the Consolidated Statements of Cash Flows, in Note F. Equipment on Operating Leases, and in Note S. Segment and related information.

The Company believes information on the dollar amount of PACCAR Financial Services (“PFS”) new loan and lease volume segregated between EOLs and finance leases and loans may be useful to investors. In future filings the Company will add the information to the tables in the Financial Services section of the MD&A.

For the Staff’s information we have prepared a reconciliation of units accounted for as EOLs for 2009, 2008 and 2007 shown in the table below. The data includes units in Europe where the Company provides residual value guarantees (“RVGs”) and for which the Company does not have legal title. This information is not accumulated in the normal course of business.

	2009	2008	2007
Beginning Balance EOL Units - January 1,	34,349	31,627	28,855
Net change during the period	(469)	2,722	2,772
Ending EOL Units - December 31,	33,880	34,349	31,627

EOL Units subject to RVGs included above	12,775	11,953	11,367

Item 9A. Controls and Procedures, page 10

2.	Specific reference to only a portion of the definition of disclosure controls and procedures as defined in Exchange Act Rules 13a-15(e) and 15d-15(e) (“Rules”) as you have done gives the appearance of limiting management’s conclusion solely to the portion to which referred. Please represent to us and in future filings management’s conclusion in regard to the company’s disclosure controls and procedures as fully defined in Exchange Act rules 13a-15(e). Also, portions referred to should be commensurate with that as defined in the Rules. For example, you state that information required to be disclosed is reported “on a timely basis in accordance with applicable rules and regulations” rather than “within the time periods specified in the Commission’s rules and forms”.

Response:

Revised Disclosure:

The Company’s management, with the participation of the Principle Executive Officer and Principle Financial Officer, conducted an evaluation of the effectiveness of the Company’s disclosure controls and procedures (as defined in Exchange Act Rule 13a-15(e)) as of the end of the period covered by this report. Based on that evaluation, the Principle Executive Officer and Principle Financial Officer concluded that the Company’s disclosure controls and procedures were effective as of the end of the period covered by this report.

In future filings the Company will reference disclosure controls and procedures as fully defined in the Exchange Act rules 13a-15(e) in accordance with Item 307 of Regulation S-K as shown above.

Signatures, page 18

3.	In future filings please include the signature of your principal executive officer in his individual capacity, in the second signature block.

Response:

In future filings, the Company will include the signature of the Company’s principle executive officer in his individual capacity, in the second signature block.

Exhibit 13

Management’s Discussion and Analysis

Results of Operations, page 24

4.	We note several instances in which two or more factors are cited as a cause of a variance, such as in your selling, general and administrative expenses, truck segment income before income taxes and truck margin disclosures. Please quantify the effect of each factor so that investors may understand the relative impact of each, accompanied by an analysis of the underlying reasons at an appropriate level of detail. Refer to section 501.04 of the Codification of Financial Reporting Releases for guidance. If the effect is not quantifiable, disclose this fact and the reason for the inability to quantify, as well as the basis for your belief that the cited item is a material factor.

Response:

In future filings, the Company will quantify the factors that caused material changes in the Company’s results of operations, accompanied by an analysis at a reasonable level of detail, except where the factors are not quantifiable. In some cases the factors underlying changes are known but are not quantifiable with sufficient accuracy for disclosure. For example, the Company knows that in general there was a mix shift to lower margin replacement (i.e. maintenance) parts, but it does not have a detailed calculation of the amount. When the Company is unable to quantify specific dollar amounts for listed factors, it lists them in order of importance.

Overview, page 24

5.	Based on Note N “Income Taxes” and Note S “Segment and Related Information” of the notes to the financial statements, we note that margin (income before income taxes as a percent of revenues) between domestic and foreign operations for 2009 was approximately the same whereas it was significantly different in each of 2008 and 2007. Please disclose your expectations in regard to whether the trend in this relationship is expected to continue in the foreseeable future as that in 2009 or as that in 2008 and 2007. If the relationship is expected to continue as that in 2008 and 2007, discuss the significant factors contributing to the difference in the margins. If the relationship is expected to continue as that in 2009, discuss the reason for the significant decrease in the foreign margin relative to that in 2008 and 2007. Provide us with a copy of your intended revised disclosure.

Response:

The Company was negatively affected by the significant worldwide economic recession in 2009 as noted in several comments throughout the MD&A, including on page 24 which stated:

•	2009 Compared to 2008:

Consolidated net sales and revenues were $8.09 billion in 2009, compared to $14.97 billion in 2008, reflecting the recessionary conditions that dampened demand for the Company’s products throughout the world.

In addition the volume decline was more significant outside the U.S. and Canada as noted on page 26 which shows a 65 percent decline in truck units delivered outside the U.S. and Canada compared to 27 percent in the U.S. and Canada.

In the Truck Outlook on page 28, the Company disclosed that it expects the size of the 2010 heavy duty truck market in the U.S. and Canada to range from 110,000 to 140,000 units and the above 15-tonne truck market in Europe to range between 150,000 and 180,000 units. These amounts are comparable to the 108,000 units in the U.S. and Canada and the 168,000 units in Europe in 2009.

The Company believes its 2010 results will be more comparable to 2009 than to 2007 and 2008 and will modify its future Truck Outlook disclosures to include information such as:

•	The Company expects that the lower demand for trucks in its primary markets will continue to dampen sales and margins.

2009 Compared to 2008, page 24

6.	In regard to the lower revenue and income before taxes for Financial Services mentioned at the top of page 25, please explain to us and disclose the underlying factors contributing to the lower yields and lower finance margin.

Response:

The summary of results of operations for the Financial Services segment included on page 25 is part of the Overview section and is a high level summary. To expand on this summary the Company will revise its disclosures in future filings as follows:

•

Financial Services revenues decreased to $1.01 billion in 2009 from $1.26 billion in 2008. The decreased revenues in 2009 resulted from lower earning asset balances in all markets and lower yields in North America and Europe. Financial Services income before income taxes was $84.6 million in 2009 compared to $216.9 million in 2008. The decrease of $132.3 million was primarily due to lower finance and lease margin partially offset by a decline in SG&A expense. Finance margin (Interest and fee income less Interest and other borrowing expenses) decreased $79.3 million primarily due to lower average finance receivables. Lease margin (Operating lease, rental and other income less Depreciation and other) decreased $76.2 million due to higher impairments of $19.6 million, used truck losses of $20.1 million and lower rental utilization.

A more detailed description of the Financial Services segment, including the underlying factors which contributed to lower yields and lower finance margins is included in the Financial Services segment discussion of MD&A beginning on page 29.

Truck, page 26

7.	We note that cost of sales is material to your results, but you have not provided an analysis of such. Please expand your disclosure to discuss and analyze cost of sales at the appropriate level of detail, including the impact on margin. We believe this would best be accomplished by providing a comparative table that quantifies the significant individual subcategories that comprise cost of sales, preferably with columns for dollar and percentage changes, and then discussing and analyzing the material changes in those subcategories. Provide us with a copy of your intended revised disclosure.

Response:

The Company’s cost of sales consists primarily (90%) of variable costs such as materials and direct labor. Accordingly cost of sales varies almost entirely according to truck unit volume as discussed on page 24 of the MD&A as follows:

•

Cost of sales and revenues in the Truck and Other businesses were $6.48 billion in 2009 compared to $11.74 billion in 2008. Cost of sales and revenues declined primarily due to the decrease in worldwide truck deliveries. Cost of sales included employee severance costs of $19.2 million in 2009 compared to severance costs of $13.1 million in 2008.

The price obtained in the market to recover these costs is the biggest influence on margin which is discussed in the analysis of truck margin on page 27. To provide investors more clarification as to how truck demand affects margin, the Company’s proposed revised disclosure is as follows:

•

Total truck segment gross margins for 2009 decreased to 8.3% from 14.3% in 2008. The lower gross margins were primarily the result of lower truck gross margins. Gross margins on trucks declined to negative .9% in 2009, reflecting lower industry demand which resulted in lower price realization for the Company’s products, particularly in Europe.

The Company has excluded in the proposed revised disclosure the reference to factory overhead absorption. For the Staff’s information, the decline in truck unit volume comprised almost all of the reduction in truck cost of sales. The Company believes that including further tabular information on cost of sales will not enhance an investor’s ability to understand the key factors affecting the Company’s overall performance.

2009 Compared to 2008, page 26

8.	Please expand your disclosure with more specificity and analysis of the sales mix shift to lower margin replacement parts in regard to the decline in 2009 parts gross margins. For example, discuss the factors underlying the shift, if known. Provide us with a copy of your intended revised disclosure.

Response:

PACCAR Parts sells over 700,000 different parts around the world. The Company believes the key underlying factor that led to a sales mix shift to lower margin maintenance parts was the severe economic recession in 2009 as customers purchased maintenance parts necessary to keep their trucks in operation. The Company’s proposed revised disclosure is as follows:

•

2009 parts gross margins declined from the prior year primarily due to a sales mix shift to lower margin maintenance parts due to efforts by customers to limit costs during recessionary economic conditions.

Financial Services

2009 Compared to 2008, page 29

9.	We believe a comparative table that presents the number of new loans and leases to accompany the current table of new loan and lease dollar volume would be meaningful to investors in understanding the associated volume more fully and developing statistics associated with each new loan and lease. Please revise accordingly, or advise why this may not be meaningful. Provide us with a copy of this table that includes this data for each of the last three fiscal years. Also, consider presenting volume information separately for loans and leases as you give separate emphasis to each throughout your filing.

Response:

The Company believes it is not meaningful to discuss the number of new loan and lease contracts because the number of contracts related to the Company’s new business volume varies according to customer preference. For example, a customer financing 10 trucks with PACCAR may request to have all 10 units in one contract. Another customer may prefer to finance the 10 trucks in more than one contract. The Company is flexible in responding to these requests and does not measure the number of new loan and lease contracts. The Company measures dollar volume consistent with current disclosures. As noted in the Company’s response to question one, the dollar amount of new loan and lease volume segregated between EOLs and finance leases and loans will be added to the tables in the Financial Services section of the MD&A.

Revenues, page 30

10.	Please clarify for us and in your disclosure how freight tonnage and rates impact the percentage of PFS accounts 30+ days past due.

Response:

Freight tonnage is an external measure of the total weight of goods transported by trucks in the transportation industry in which many of PACCAR’s customers operate. A decrease in the aggregate amount of freight tonnage transported generally leads to a decrease in freight sales and freight rates for our customers. These factors affect the profitability of the Company’s customers and as a result their ability to meet the terms of their loan or lease contracts. PACCAR will clarify this causal relationship in the Results of Operations section of MD&A in future filings.

Consolidated Statements of Income, page 39

11.	Please supplementally describe for us what “other” in “depreciation and other” for Financial Services represents, and quantify it.

Response:

Included in the Company’s Financial Services segment line item “Depreciation and other” for the year ended December 31, 2009, is depreciation expense of $331.2 million, repair, maintenance and other operating lease expenses of $87.4 million, cost of used trucks sold of $18.8 million, and various other expenses of $5.1 million. The Company combined these expenses in one financial statement line item as they directly relate to the financial statement line item “Operating lease, rental and other income” in the Financial Services segment.

Consolidated Statements of Cash Flows, page 42

12.	Please reconcile for us the net decrease in commercial paper and short-term bank loans of $789.8 million and the net decrease in long-term debt of $811.9 million presented here for 2009 to the decrease in commercial paper and short-term bank loans of $687.4 million and decrease in long-term debt, exclusive of the associated fair value hedges, of $879.7 million presented in Note J - Borrowing and Credit Arrangements.

Response:

The reconciliation (U.S. $ in millions) is as follows:

Net decrease in CP and ST bank loan per cash flow	(789.8)
Translation difference (non cash)	102.4

Decrease in CP and ST bank loan per footnote J.	(687.4)

Net decrease in LT debt per cash flow	(811.9)
Translation difference (non cash)	82.2
Truck and other term notes	(150.0)

Net decrease in LT debt per footnote J	(879.7)

13.	We note that the investing activities of “retail loans and direct financing leases originated” and “collections on retail loans and direct financing leases” were $1,610.6 million and $2,451.8 million at September 30, 2009, respectively, and $1,282.2 million and $2,285.5 million at December 31, 2009, respectively. Please explain to us why originations and collections appear to have been negative during the fourth quarter.

Response:

After filing the 10-K for 2009, PACCAR identified classification errors related to the June 30, 2009 and September 30, 2009 Consolidated Statements of Cash Flows for the six months and nine months then ended, respectively. For two line items within the investing section, “Retail loans and direct financing leases originated” and “Collections on retail loans and direct financing leases” the amounts reported were misclassified by equally offsetting amounts. The amounts were $246.4 million for the second quarter filing and $802.1 million for the third quarter filing. The Company evaluated the quantitative and qualitative factors in accordance with SAB Topic 1M, Materiality. These did not affect the total amount of investing activity, operating, or financing activity in the Statement of Cash Flows or net income, earnings per share or stockholder’s equity. The Company also considered that the most recent filing, the 2009 Form 10-K, classified these amounts correctly. As a result, the Company concluded that the misclassifications were immaterial to prior periods. The Company did conclude that it will reclassify the 2009 comparative figures in its upcoming Forms 10-Q.

Below is our proposed disclosures for the reclassification of the respective line items in our Forms 10-Q for the periods ending June 30, 2010, and September 30, 2010.

Form 10-Q for the quarterly period ending June 30, 2010

In the Company’s Condensed Consolidated Statement of Cash Flows the line items “Retail loans and direct financing leases originated” and “Collections on retail loans and direct financing leases” decreased by equally offsetting amounts of $246.4 million for the six months ended June 30, 2009 due to a misclassification of amounts reported in the prior period.

Form 10-Q for the quarterly period ending September 30, 2010

In the Company’s Condensed Consolidated Statement of Cash Flows the line items “Retail loans and direct financing leases originated” and “Collections on retail loans and direct financing leases” decreased by equally offsetting amounts by $802.1 million for the nine months ended September 30, 2009 due to a misclassification of amounts reported in the prior period.

14.	Please reconcile for us the sum of “wholesale receivables on new trucks”, “sales-type finance leases and dealer direct loans on new trucks”, “retail loans and direct financing leases originated” and “collections on retail loans and direct financing leases” for 2009 of $1,730.2 million to the sum of the changes between 2009 and 2008 in “loans”, “retail direct financing leases”, “sales-type finance leases” and “dealer wholesale financing”, exclusive of “estimated residual values included with finance leases”, presented in Note D. Finance and Other Receivables of $1,598.9 million.

Response:

The reconciliation (U.S. $ in millions) is as follows:

	Non Cash	Cash Flow
Net decrease per cash flow		1,730.2

Translation difference	(281.2)
Net charge-offs	121.8
Transfers of repossessed trucks	203.0
Proceeds from sale of repossessed trucks		(202.5)
Change in unearned interest	27.6

Net decrease per footnote D.		1,598.9

Notes to the Consolidated Financial Statements

A. Significant Accounting Policies

Revenue Recognition, page 45

15.	We note your policy that recognition of interest income and rental revenue on operating leases where collection was previously deemed not probable is resumed if the receivable becomes contractually current and collection of amounts is again considered probable. Please explain to us and clarify in your disclosure what “contractually current” means and the various ways in which the counterparty becomes contractually current. Also explain to us your basis for considering collection of a receivable probable subsequent to when collection of the receivable is not considered probable.

Response:

PACCAR’s financial services portfolio of loan and lease customers are contractually current when they have made payments to the Company as scheduled. Once a customer is past due more than three months, or earlier when it comes to management’s attention that the customer will not pay, the customer is placed on non-accrual status in accordance with ASC 310-10-50-6. If the customer pays all contractually required amounts, then the customer again becomes contractually current. During the period when the customer is on non-accrual status, only cash payments are recognized as income, as disclosed in Note A.

In future filings, the Company will clarify its revenue recognition disclosure in Note A. as follows:

A customer becomes contractually current after being past due when the customer pays all past due amounts or, in certain cases, when the customer’s account is contractually modified. Contract modifications are only made when the Company has determined that the customer will likely perform under the modified terms. After contract modification, the Company defers income recognition for past due income until the customer makes scheduled payments for three months.

16.	Please describe for us and disclose here or in Note E. Allowance for Losses, as appropriate, your policy for determining past due or delinquency status pursuant to Accounting Standards Codification 310-10-50-6.e. Your disclosure here appears to solely address the nonaccrual status of loans, and it is not clear if this is intended to be the same in determining when an account is initially considered past due or delinquent. Since you make a distinction between loans and leases throughout your filing, and your disclosure specifically mentions “loans” in regard to payments received during nonaccrual status, please clarify for us and in your disclosure payments received during nonaccrual status applicable to leases, or clarify that your policy applies equally to amounts due under loans and leases. Also, explain to us when you consider a loan or lease receivable to be impaired and the actions taken when you determine that a loan or lease is considered past due, delinquent and/or impaired.

Response:

The Company’s policy for determining the past due and delinquency status of customers is the same as when the Company determines the nonaccrual status of loans and finance leases (i.e. past dues and delinquency are measured based on the contractual payment date and non-accrual status is measured as being delinquent for 90 days or 90 days past due). In future filings the Company will clarify its accounting policy for determining when finance receivables (i.e. loans and finance leases) are placed on nonaccrual status, how past dues are measured and when they are delinquent in accordance with ASC 310-10-50-6. See below for the proposed revision to Note A. Significant Accounting Policies.

Current Disclosure:

Recognition of interest income and rental revenue is suspended when management determines that collection is not probable (generally after 90 days past the contractual due date). Recognition is resumed if the receivable becomes contractually current and the collection of amounts is again considered probable.

Revised Disclosure:

Recognition of interest income and rental revenue is suspended (put on non-accrual status) when finance receivables become delinquent by more than 90 days past the contractual due date or earlier if some other event causes the Company to determine that collection is not probable. Recognition is resumed if the receivable becomes contractually current and the collection of amounts is again considered probable.

Note D. Finance and Other Receivables, page 47

17.	You disclose in the last paragraph that some loan and lease receivables may be extended or revised. Please tell us if there have been any instances in which terms have been modified and your consideration of ASC 310-40-35-10 and 310-40-50-2 and 5. If so, tell us the ways in which such terms are typically modified, the amount of the net investment in the loans that were modified in each of 2007 to 2009, and the accounting treatment applied including the recording of any associated impairment. Tell us how such loans were considered in the determination of past due percentages and the amount of impairment recognized, and whether modified loans are reflected in the table for “New loan and lease volume” on pages 29 and 31. Additionally, explain to us your accounting for leases that have been modified and provide us with similar information indicated above for loans.

Response:

The Company accumulates and discloses information on credit related modifications for financial reporting purposes in accordance with ASC 310-40-35 and 310-40-50. The net investment in loan contracts that have been modified and are considered troubled debt restructurings (“TDRs”) for the years ended December 31, 2009, 2008 and 2007 were $27.1 million, $11.3 million, and $28.1 million, respectively. The Company only grants credit modifications when the full amounts due under the existing contract are included in the modified contract at an equal or higher interest rate. Typically, these modifications consist of adding time to the contract term. As a result, these modifications did not require a further impairment adjustment to the impairment already recorded for these loans. No TDRs were included in new loan and lease volume.

In the normal course of business there are a variety of reasons that contracts are extended or revised and not considered TDRs based on the guidance of ASC 310-40-15-12. Some examples are:

1.	A contractually current customer may request to finance a balloon payment on a loan or finance lease at contract maturity.

2.	A contractually current customer may request an extension at contract maturity in order to operate the vehicle for a longer period of time.

3.	A contractually current customer may request to have his indebtedness transferred to a third party in connection with the transfer of the customer’s business.

Such requests are granted if the customer or successor meets the Company’s credit underwriting standards. Examples 1. and 2. are usually for short durations and are made for the convenience of the customer. Modifications which extend the term beyond one year are reported in new volume. The amounts included in new volume for such extensions were $13.1 million, $13.8 million, and $11.1 million for 2009, 2008 and 2007, respectively.

Since there is no current disclosure requirement with respect to contract modifications not related to credit reasons, the Company does not accumulate and is unable to furnish the Staff with information on all modified balances.

All loan and lease contracts that have been modified are included in the determination of past due percentages based on their new contractual terms. The effects on past due percentages from such modifications have not been material. For all finance leases that are modified, the Company records the net adjustment to unearned income in accordance with ASC 840-30-35-30.

Note E. Allowances for Losses, page 48

18.	Pursuant to ASC 310-10-50-9, please explain to us and disclose the methodology used to estimate the allowance for loan losses for loans individually evaluated, with reference to ASC 310-10-35-22 for guidance. Additionally, tell us and disclose the methodology used to estimate allowance for losses on lease receivables, for each of those evaluated individually and on a group basis.

Response:

In accordance with ASC 310-10-35-16 through 35-19 and ASC 310-40-35-9, the Company evaluates all of its finance receivables (i.e. loans and leases) as described in the Allowance for Credit Losses portion of the Critical Accounting Policies section of MD&A.

In future filings, the Company will clarify in the Critical Accounting Policy for the Allowance for Credit Losses the method used to specifically evaluate customers as follows:

•

The Company specifically evaluates large retail and wholesale accounts with past-due balances or that otherwise are deemed to be at a higher risk of credit loss by comparing the net realizable value of the underlying collateral to the outstanding receivable balance.

In addition the Company will modify its disclosure in Note E – Allowance for losses to remove the language “as a group” from the first paragraph of the disclosure. The revised disclosure follows:

•

Allowance for losses for loans, leases and other are evaluated together since they relate to a similar customer base and their contractual terms require regular payment of principal and interest generally over 36 to 60 months and they are secured by the same type of collateral. The allowance for credit losses consists of both a specific reserve and a general reserve.

19.	Please disclose separately within the table the amount of recoveries of amounts previously charged off, pursuant to ASC 310-10-50-12.

Response:

In future filings the Company will disclose separately within the table the amount of recoveries of amounts previously charged off. Below for your reference is the revised schedule for 2008 and 2009 (U.S. $ in millions).

	TRUCK AND OTHER	FINANCIAL SERVICES
Balance, December 31, 2007	7.5	193.4
Provision for losses	(.3)	102.9
Charge-offs	(2.0)	(108.5)
Recoveries		3.7
Currency translation	(.3)	(13.2)

Balance, December 31, 2008	4.9	178.3
Provision for losses	1.1	104.4
Charge-offs	(1.8)	(128.8)
Recoveries		7.0
Currency translation	.1	6.7

Balance, December 31, 2009	$4.3	$167.6

20.	At the top of page 49 you disclose that the majority of the loans that have a specific reserve are also on non-accrual status. Please tell us and disclose the extent to which loans on non-accrual status have a specific reserve.

Response:

Based on the guidance of ASC 310-10-50-15 through 50-20, separate disclosure is not required. For the staff’s information, loans on non-accrual status have a specific reserve when management determines the receivable balance will not be fully collected from the customer. Loans on non-accrual status do not have a specific reserve when management determines the receivable balance will be fully collected from payments from the customer or the underlying collateral.

21.	ASC 310-10-50-15.a requires disclosure of the total recorded investment in impaired loans. It is not clear to us whether the amount of finance receivables on non-accrual status indicated in the table at the top of page 49 represents the total or a subset of the total amount of impaired loans existing, and whether the table is trying to convey a distinction between loans on non-accrual status and those that are impaired. Please clarify for us.

Response:

The Company’s disclosure in “Note E. Allowance for Losses” on page 49, disclosed impaired receivables of $67.4 million ($38.3 million with a specific reserve and $29.1 million with no specific reserve). This was lower than the $88.4 million of finance receivables on non-accrual status disclosed because the Company believed that it was probable all contractual cash flows for certain of these non-accrual receivables would be fully collected.

Per review of ASC 310-10, the Company has concluded that all non-accrual finance receivables and performing TDRs should be considered impaired receivables for purposes of this disclosure. Accordingly, the Company has revised the disclosure to increase the impaired receivables with no specific reserve from $29.1 million to $86.3 million and the total impaired finance receivables from $67.4 million to $124.6 million at December 31, 2009.

For the staff’s information, the Company’s future filings will be made on this basis as noted in the table below (U.S. $ in millions).

As of and for the Years Ended December 31,	2009
Impaired receivables with specific reserve	$38.3
Impaired receivables with no specific reserve	86.3

Total impaired finance receivables	124.6

Specific loss reserves on impaired receivables	7.3

Finance receivables on non-accrual status	88.4
Average balance of impaired receivables	143.4

22.	Also, the table in ASC 310-10-50-20 specifies that the sum of the amounts of the recorded investment for which there is a related allowance and no related allowance for credit losses must equal the total recorded investment in impaired loans. However, this does not appear to be the case with your presentation in the table at the top of page 49. In connection with the preceding comment, please clarify for us and revise as appropriate.

Response:

Please see the response to comment 21 for a revised table that discloses the recorded investment in finance receivables for which there is a specific reserve and for those which no specific reserve is required.

23.	Please tell us and disclose your policy for recognizing interest income on impaired loans pursuant to ASC 310-10-50-15.b. We note your disclosure in “Revenues” in Note A concerning interest income and rental revenue in regard to loans on non-accrual status, but it is not clear to us whether loans on non-accrual status represent the total population of impaired loans.

Response:

The Company’s policy for recognizing interest income on impaired receivables is principally on the cash basis since the majority of impaired receivables are also on non-accrual status. Interest income on other impaired receivables, such as performing TDRs, is recognized on an accrual basis as described in response to question 15.

In future filings the Company will clarify the revenue recognition policy in Note A to include impaired finance receivables. For the staff’s information, receivables on non-accrual status in future filings will represent a subset of impaired receivables.

24.	You disclose on page 48 that receivables are charged to the allowance for losses when they are considered uncollectible, generally upon repossession of the collateral. Please explain to us how your treatment complies with ASC 310-10-35-32 that specifies that impairment is to be measured when it is determined that foreclosure is probable. That is, tell us why it appears that your determination that impairment is probable does not occur until the time of repossession.

Response:

The Company measures impairment on finance receivables per ASC 310-10 -35-16 through 35-28. When the Company identifies an impaired finance receivable, it evaluates the effect on the allowance for losses using qualitative and quantitative factors. After pursuing appropriate collection efforts, the Company typically repossesses the collateral and the difference between the receivable balance and the net realizable value of the collateral is charged to the allowance for losses. Accordingly, impairments are determined prior to repossession.

25.	Please explain to us how the $106.5 million of losses upon repossession in 2009 relates to the total provision for 2009 of $105.5 million presented in the allowance for loss activity table on page 48. That is, tell us if the $105.5 million is inclusive or exclusive of the $106.5 million.

Response:

The $106.5 million of charge-offs was recorded upon repossession of collateral and is a subset of the total net charge-offs for the year of $123.6 million. When the Company records a charge-off, both the allowance and the finance receivable are removed from the balance sheet. The $105.5 million relates to additions to the allowance for 2009. As such, the two amounts are exclusive of each other.

26.	Please tell us if there are any circumstances in which a receivable or loan is considered to be uncollectible but the associated collateral is not repossessed, for example, due to modification of the related loan or lease, and explain the accounting applied under such circumstances.

Response:

The Company has occasional circumstances in which customers are not contractually current, and the Company is unable to contact the customer and locate the related collateral. In this situation, the Company considers the customer’s receivable balance to be uncollectible and the receivable is charged off in full to the allowance for credit losses.

The effect of credit modifications and the related accounting is discussed in the responses to Questions 15 and 17.

Note N. Income Taxes, page 57

27.	Please explain to us and analyze in MD&A as appropriate the reason for the significant variations in the effective federal income tax rate for domestic taxable income in the years presented.

Response:

The country where the Company’s earnings are subject to taxation may not fully correlate with the country where the earnings occur. Thus, the income tax provision shown as U.S. or non-U.S. may not correspond directly to earnings. The primary reason for the variation in the effective federal income tax rate for domestic taxable income is the tax provided on foreign earnings not indefinitely reinvested. These taxes are included as domestic taxes, but excluded from domestic earnings before taxes.

Because the impact on the Company’s consolidated tax rate was immaterial, the Company does not believe that further discussion in the Results of Operations section of MD&A is necessary.

28.	Please explain to us why the tax effect of the temporary difference in the liability for financial services leasing depreciation was the same in each year reported as presented on page 58.

Response:

The actual unrounded temporary difference resulting from financial services leasing depreciation was $524,113,308 for 2009 and $524,064,071 for 2008. It is a coincidence that these amounts round to the same figure on page 58.

Quarterly Results (Unaudited), page 71

29.	We note that the amounts presented here for “revenues”, “interest and other borrowing expenses” and “depreciation and other” for financial services in each of the first, second and third quarters of 2009 differs from that reported in the respective Form 10-Qs. Please explain the reason for the differences.

Response:

While preparing the Form 10-K for 2009, PACCAR identified that used truck sales from trucks received back from customers on trade-in were being netted in revenues instead of recording these transactions as revenues and cost of sales. Accordingly, “Revenues” in the Financial Services section of the Quarterly Results table were increased by $1.0 million, $3.1 million and $10.8 million in the first, second and third quarter, respectively with corresponding increases to “Depreciation and other” and “Interest and other borrowing expenses”. The Company evaluated the impact on prior periods considering the quantitative and qualitative factors in accordance with SAB Topic 1M, Materiality, and concluded that the adjustment was immaterial to prior periods.

Exhibits 31 (a) and (b)

30.	We note that the identification of the certifying individual at the beginning of the certification required by Exchange Act Rule 13a-14(a) also includes the title of the certifying individual. In future filings, the identification of the certifying individual at the beginning of the certification should be revised so as not in include the individual’s title.

Response:

In future filings the Company will revise Exhibits 31(a) and 31(b) to not include the certifying officers title in accordance with Item 601(b)(31) of Regulation S-K.

Form 10-Q for the Quarterly Period Ended March 31, 2010

Management’s Discussion and Analysis

Results of Operations

Financial Services

2010 Compared to 2009

31.	We note your statement that worldwide PFS accounts 30+ days past-due at March 31, 2010 decreased to 4.0% of portfolio balances from 4.9% at March 31, 2009. However, such past due accounts increased from the 3.8% reported at December 31, 2009. Please explain to us and disclose (i) the factors underlying the increase, (ii) the effect of such on your cash flow and liquidity, (iii) your efforts to rectify this situation, and (iv) your expectations in regard to such accounts in the next 12 months.

Response:

The increase in 30+ days past due balances to 4.0% of the portfolio at March 31, 2010 from 3.8% at December 31, 2009 is a normal fluctuation and is not considered to be a trend. The normal monthly collection on the retail loan and lease portfolio of $5.6 billion is approximately $175 million. The .2% reduction in collections reduced cash flows by approximately $350 thousand which is immaterial to the Company’s cash flows.

In future filings, the Company will clarify with a discussion similar to the following:

PFS accounts 30+ days past due increased to 4.0% at March 31, 2010 from 3.8% at December 31, 2009 due to normal fluctuations. The Company continues to focus on reducing past due balances. However, general economic conditions will likely result in past due balances similar to current levels for the remainder of 2010.

Schedule 14A filed March 10, 2010

Board Governance, page 7

32.	We note that you have not included any disclosure in response to Item 402(s) of Regulation S-K. Please advise us of the basis for your conclusion that disclosure is not necessary and describe the process you undertook to reach that conclusion.

Response:

Item 402(s) of Regulations S-K requires disclosure to the extent a registrant’s compensation policies and practices for its employees are reasonably likely to have a material adverse effect on the registrant. In response to this requirement, the Company identified the risks that could negatively impact the Company’s financial condition and analyzed the Company’s compensation programs and how those programs manage and mitigate risks. The programs’ risk management and mitigation elements include a balance between annual and longer-term incentives, caps on incentive awards at reasonable levels, Committee discretion to reduce individual incentive awards and provisions that allow for forfeiture under certain conditions, as well as other risk mitigation provisions. The Compensation Committee reviewed the risk analysis at its February 2, 2010 meeting and concluded the Company’s compensation policies and practices are not reasonably likely to have a material adverse effect on the Company.

The Company acknowledges that

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking action with respect to the filings; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Thomas E. Plimpton
Thomas E. Plimpton
Vice Chairman and Principal Financial Officer